September 28, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Definitive Proxy Statement on Schedule 14A Filed April 30, 2009
File No. 001-31911

Dear Mr. Rosenberg:

We received your comment letter dated September 17, 2009 requesting a response within 10 business days.  We have analyzed the comments and have determined that we will need some additional time beyond 10 business days to appropriately respond to all of your comments.  We will submit our response on or prior to October 9, 2009 which would be within 16 business days.

Sincerely,

/s/ John M. Matovina

John M. Matovina

Treasurer & CFO